

Mail Stop 3720

December 29, 2009

Mr. David J. Field
Chief Executive Officer
Entercom Communications Corp.
401 City Avenue, Suite 809
Bala Cynwyd, Pennsylvania 19004

> **RE:** **Entercom Communications Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 26, 2009**
>
> **Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009**
> **File No. 001-14461**

Dear Mr. Field:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 21

1. We note your disclosure on page 21 relating to your Compensation Committee's consideration of peer compensation levels and several specific areas of such consideration on page 23. Please confirm in your response letter that you will comply with our comment in future filings to clarify whether peer compensation levels are used

in any other manner than that outlined under the heading "Determination of Compensation."

2. In future filings, please discuss more specifically the factors considered in determining compensation and explain how the consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K. For example, provide more detail relating to the factors that were considered when adjusting the salaries of your named executive officers in 2008 and why Mr. Joseph M. Field's was decreased while all others were increased. As another example, explain how the subjective consideration of the relevant factors identified for consideration in 2008 you disclose on page 25 was carried out with respect to payments under the 2008 Entercom Annual Incentive Plan.

Critical Accounting Policies
Radio Broadcasting Licenses And Goodwill, page 36

3. In light of the significance of your FCC broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of FCC broadcasting licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

   - The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.
   - A description of key assumptions that drive fair value in your discounted cash flow methodology.
   - The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

   For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Please provide us with your proposed disclosures in response to this comment.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. You may contact John Zitko, Staff Attorney, at (202) 551-3399, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director